Exhibit 12

FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income before assessments	$298,372	$282,342	$281,536	$269,359	$242,467
Add: fixed charges (see below)	860,835	635,642	591,983	572,910	613,378
Total earnings	$1,159,207	$917,984	$873,519	$842,269	$855,845

Fixed charges: (1)
Interest expense	$860,190	$634,979	$591,373	$572,311	$612,723
Interest portion of rent expense	645	663	610	599	655
Total fixed charges	$860,835	$635,642	$591,983	$572,910	$613,378

Ratio of earnings to fixed charges (2)	1.35	1.44	1.48	1.47	1.40

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.